QWICK MEDIA INC.
(the “Company”)

Management’s Discussion and Analysis of Operations
for the three and nine months ended September 30, 2015

November 26, 2015

INTRODUCTION

In this management’s discussion and analysis (“MD&A”), unless otherwise stated, references to “we”, “us”, “our”, the “Company”, and similar terms, refer to Qwick Media Inc., a Cayman Islands corporation, and include, where applicable, our wholly-owned subsidiary, Qeyos Ad Systems Inc. (“Qeyos”), a British Columbia corporation, and its wholly-owned subsidiary, Wuxi Xun Fu Information Technology Co., Ltd. (“Wuxi”), a company incorporated under the laws of the People’s Republic of China (the “PRC”), through which the majority of our operations are conducted.

This MD&A is a review of our operations, current financial position and outlook and should be read in conjunction with the Company’s unaudited consolidated financial statements for the three and nine months ended September 30, 2015 and the Company’s audited consolidated financial statements for the year ended December 31, 2014. Readers are encouraged to review the Company’s financial statements in conjunction with this document, copies of which are filed on the SEDAR website at www.sedar.com. The Company prepares its financial statements in accordance with generally accepted accounting principles in the United States. All dollar figures included herein are quoted in U.S. dollars unless otherwise noted. This discussion and analysis is prepared as of November 26, 2015.

FORWARD-LOOKING INFORMATION

This MD&A includes statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, and therefore are, or may be deemed to be, “forward-looking information” or “forward-looking statements”. These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes”, “estimates”, “anticipates”, “expects”, “seeks”, “projects”, “intends”, “plans”, “may”, “will” or “should”, or their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this MD&A and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements could vary materially from those expressed or implied by the forward-looking statements contained in this MD&A. Such risks include, but are not limited to: a renewed downturn in international economic conditions; our reliance on key management; our ability to obtain the financing needed to pursue our plan of operations; any adverse occurrence with respect to the development or marketing of our technology; any adverse occurrence with respect to any of our licensing agreements; our ability to successfully bring products to market; fluctuations in the availability and cost of materials required to produce our products; any adverse occurrence with respect to distribution of our products; potential negative financial impact from claims, lawsuits and other legal proceedings or challenges; and other factors beyond our control. See the section entitled “Risk Factors” for a complete list of risks relating to an investment in our company.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements are based on assumptions that management believes are reasonable, which include, but are not limited to, assumptions with respect to our future growth potential, results of operations, future prospects and opportunities, execution of our business strategy, maintaining a stable workforce, there being no material variations in the current tax and regulatory environments, future levels of indebtedness, and current economic conditions remaining unchanged, readers are cautioned that forward-looking statements are not guarantees of future performance and that actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from the forward-looking statements contained in this MD&A. In addition, even if our results are consistent with the forward-looking statements contained in this MD&A, those results or developments may not be indicative of results or developments in the future.

Any forward-looking statements in this MD&A speak only as of the date of such statements, and we do not undertake any obligation to update such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by applicable laws. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements.

BUSINESS OF THE COMPANY

The Company is a development stage company engaged in the business of developing and customizing software and hardware for use in digital media kiosks. It was incorporated on October 5, 2000 under the laws of the state of Nevada. Effective June 26, 2006, the Company re-domiciled from the State of Nevada to the State of Washington. Effective July 7, 2009, the Company re-domiciled from the State of Washington to the State of Wyoming for the sole purpose of affecting a continuance to the Cayman Islands. Effective July 28, 2009, the Company re-domiciled to the Cayman Islands.

On January 28, 2011, the Company completed the acquisition of Qeyos, pursuant to which the Company acquired all of the issued and outstanding common shares of Qeyos from its shareholders in exchange for the issuance of a total of 4,789,035 common shares of the Company (each, a “Share”) on the basis of one Share for each share of Qeyos.

On April 19, 2011, Qeyos incorporated Wuxi under the laws of the People’s Republic of China (the “PRC”) as a wholly-owned foreign subsidiary of Qeyos, in order to facilitate the conduct of the Company’s operations in the PRC. Wuxi currently employees 7 people at an aggregate cost of approximately $20,000 per month, who provide the Company with software development services. The Company develops interactive proprietary software, know-how and hardware. Our content management touch screen software is built in C# programming language on a Windows® multi-touch platform. The software development architecture team in Burnaby, British Columbia provides technical and creative guidance for coders in Wuxi, China. This strategy leverages production outsourcing and high execution speed. We integrate hardware into custom designed enclosures to produce the physical product that acts as a point of service terminal for end users. Hardware manufacturing and development is managed from Nevada, Taiwan, and Shenzhen, China, thirty minutes west of Hong Kong.

The Company’s software and hardware is used in the interactive segment of the digital out-of-home (“DOOH”) advertising industry. Its principal business is to provide clients with advertising opportunities through self-service interactive smart boards and digital kiosks, interactive window displays, interactive transit displays and other interactive out-of-home advertising displays, such as digital wallscapes, spectaculars and mall displays that the Company offers in North American advertising markets. The Company’s business in China has been consolidated to software development via Wuxi.

OVERALL PERFORMANCE

We are engaged in the business of developing interactive proprietary software for digital media applications and integrating it with hardware. We primarily integrate our proprietary touchscreen software products as user interfaces (“UIs”) and content management systems with flat LCD/LED screens, and computer hardware and related peripherals and enclosures provided by third parties, in the expectation of generating recurring fees under end-user licenses. Our software development business is based in Burnaby, British Columbia, and we conduct operations in the PRC through our subsidiary, Wuxi, which is based outside of Shanghai. Sales offices are also maintained in Las Vegas, Nevada.

Our content management system (“CMS”) technology can be used to create incremental revenue in the digital out of home (“DOOH”) signage industry. Therefore, our secondary business strategy is to provide our clients with advertising opportunities through self-service interactive digital kiosks, interactive window displays, interactive transit displays and other interactive out-of-home advertising displays, such as digital wallscapes, spectaculars and mall displays that we plan to operate in North American advertising markets.

Our touch-screen interactive kiosks and smart boards support mobile software applications (“Apps”) and iPhone/smart phone integration, while enabling users to access relevant information, such as interactive directories, way-finding, promotion incentives, coupons and other instant, on-demand media.

The principal market for our products is North America.  Our CMS technology is intended to support mobile Apps and iPhone/smart phone integration, while enabling our clients’ customers to access relevant information and self-service their needs through interactive directories, way-finding, coupons and other instant, on-demand media. We focus our business development on creating opportunities to deploy private channel solutions for large box retailers to empower them to offer private channel digital marketing into high traffic, public spaces; thus, empowering advertisers to target and engage audiences where and when they shop and socialize.

We expect our revenue will increase and our expenses will decrease while we commence the full scale market release of our product offering into established third party sales distribution channels, using the internet as an alternative to the past costs incurred to employ an internal sales staff. We must identify new opportunities to enter negotiations for definitive agreements that are expected to enable us to monetize opportunities for advertisers to utilize our proprietary interactive touch screen technologies in the large retailer arena. While we have taken steps to reduce the size of our internal sales staff, we intend to maintain our current number of programming employees to oversee sales deployment of our completed software products.

During the year ended December 31, 2014, we advanced $51,720 to Safestar Products Company Limited, doing business as “WaterFillz®” (“Safestar”), pursuant to a promissory note and general security agreement each entered into on June 25, 2014. On October 3, 2014, we advanced Safestar an additional $45,952. Interest accrued from each advance date on the aggregate principal amount, which bore interest at the rate of 12% per annum, payable monthly. Amounts owing were to be due on July 1, 2015.

On January 12, 2015, we provided Safestar with notice of our intention to enforce our security.  Safestar subsequently made an assignment under the Bankruptcy and Insolvency Act (Canada) on February 4, 2015. On March 9, 2015, the Bowra Group Inc. (“Bowra”) was appointed by Qeyos, our wholly-owned subsidiary, as the receiver of Safestar, pursuant to the general security agreement made between our company, Qeyos and Safestar. On April 9, 2015, Qeyos made an offer to purchase all of Safestar’s assets, including certain intellectual property, such as the trade name “Waterfillz”, registered in Canada under number TMA792340 and in the United States under number 4143431, along with certain design patents registered in Canada under numbers 137034 and 137037, registered in the United States under numbers 651686 and 651279, and registered in the European Community under number 001827320-0001. On April 17, 2015, Bowra accepted Qeyos’ offer for a purchase amount of $115,817 (CAD$142,000) to be settled by forgiveness of the total principal amount of the loans we made to Safestar, plus accrued interest thereon and plus collection costs of $28,546 (CAD$35,000).  This transaction closed effective April 30, 2015.

On March 20, 2015, our common shares were listed for trading on the Canadian Securities Exchange under the symbol “QMI”.

On March 20, 2015, we announced a change of our registrar and transfer agent from Empire Stock Transfer Inc. to VStock Transfer, LLC, which is now our primary transfer agent. We also announced the appointment of TMX Equity Transfer Services as our co-transfer agent and registrar for Canadian purposes in connection with the listing of our common shares on the Canadian Securities Exchange.

In recent months, we have continued to focus on expansion of our sales force, through engagement of an independent commission based sales agency, and further negotiations with certain independent media agents under a cooperative services agreement. In addition, we have provided software development work to a confidential third party for deployment of our proprietary content management software. A 90-day proof of concept trial is expected to commence in November 2015, with deployment of our interactive touch screen kiosks to occur in certain big box retail locations in the cities of Vancouver and Victoria, British Columbia. If we are successful in concluding such proof of concept trials, this project is expected to be expanded to an additional number of retail locations, however there is no assurance that such trials will be successful.

As at September 30, 2015, we had a working capital deficiency of $7,584,543 (December 31, 2014: working capital deficiency of $6,488,422), cash of $132,302 (December 31, 2014: $129,319) and accumulated losses of $14,559,282 for the period from inception on October 5, 2000 to September 30, 2015 (inception to December 31, 2014: $13,445,429). We expect to incur further losses in the development of our business, which casts substantial doubt on our ability to continue as a going concern.  For additional information with respect to the results of our operations for the three and nine months ended September 30, 2015 as compared to the same periods in 2014, see the section entitled “Discussion of Operations”.

SUMMARY OF QUARTERLY RESULTS

The following table sets out selected financial information for the Company for its eight most recent quarters:

	September 30, 2015 ($)	June 30, 2015 ($)	March 31, 2015 ($)	December 31, 2014 ($)
Revenues	12,928	2,145	13,505	42,397
Operating Expenses	259,172	520,949	362,712	289,019
Net Loss	246,167	521,929	345,757	242,528
Loss per Share (Basic and Diluted)	0.00	0.01	0.00	0.00
	September 30, 2014 ($)	June 30, 2014 ($)	March 31, 2014 ($)	December 31, 2013 ($)
Revenue	4,936	8,051	34,142	(1,128)(1)
Operating Expenses	568,195	691,407	664,470	880,209
Net Loss	563,259	683,356	630,328	881,337
Loss per Share (Basic and Diluted)	0.01	0.01	0.01	0.01

(1)	The Company incurred negative revenue in the fourth quarter of 2013 due to adjustments and write-offs of previously invoiced revenues.

DISCUSSION OF OPERATIONS

Three Months Ended September 30, 2015 Compared to the Three Months Ended September 30, 2014

The Company generated $12,928 in revenue during the three months ended September 30, 2015 compared to $4,936 during the three months ended September 30, 2014. The increase in revenue of $7,992 was mainly due to an increase in software development revenue in the third quarter of 2015 versus the same period in 2014.

Net loss decreased by $317,092, from $563,259 during the three months ended September 30, 2014 to $246,167 during the three months ended September 30, 2015. The decrease in net loss was mainly due to a decrease in the Company’s expenses (as discussed in the following paragraph) of $309,023 in conjunction with an increase in revenues of $7,992 (as discussed in the previous paragraph).

The Company’s expenses decreased by $309,023, from $568,195 during the three months ended September 30, 2014 to $259,172 during the three months ended September 30, 2015. The decrease was mainly attributable to fluctuations in foreign exchange (2015: ($159,945); 2014: ($3,911)), as well as decreases in salaries, wages and benefits (2015: $169,948; 2014: $260,157), office and administration expenses (2015: $26,342; 2014: $52,558), travel (2015: $7,198; 2014: $45,887), management fees (2015: $34,854; 2014: $71,628), and interest and bank charges (2015:  $749; 2014:  $52,490), which were offset by increases in consulting fees (2015: $111,367; 2014: $8,637) and inventory costs (2015: $13,010; 2014: $79).

Expenses decreased mainly because (1) the Company’s debts are held mostly in Canadian dollars which resulted in a foreign exchange gain due to the drop in the value of the Canadian dollar during the period in question; (2) the suspension of dividends on Preferred shares effective July 1, 2015 resulted in a decrease of interest and bank charges; (3) the general trimming of expenses throughout the company during the current quarter.

The Company’s total assets decreased by $96,560 from $613,603 as at December 31, 2014 to $517,043 as at September 30, 2015 due primarily to an increase in cash from $129,319 as at December 31, 2014 to $132,302 as at September 30, 2015, and a decrease in receivables from $218,740 as at December 31, 2014 to $15,185 as at September 30, 2015.

The Company’s total liabilities increased by $893,411 from $7,078,568 as at December 31, 2014 to $7,971,979 as at September 30, 2015. The increase in total liabilities was mainly due to an increase of $262,221 in amounts due to related parties from $6,340,101 as at December 31, 2014 to $6,602,322 as at September 30, 2015 and an increase in loans payable to related parties from $nil as at December 31, 2014 to $433,028 as at September 30, 2015.

The tables set out under the heading “Additional Disclosure for Venture Issuers without Significant Revenue” set out the components of the Company’s expenses for the three months ended September 30, 2015.

Nine Months Ended September 30, 2015 Compared to the Nine Months Ended September 30, 2014

The Company generated $28,578 in revenue during the nine months ended September 30, 2015 compared to $47,129 during the nine months ended September 30, 2014. The reasons for the decrease in revenue were related to a decrease in fees earned from sales of hardware of $28,800, offset by an increase in fees earned from custom software programming of $10,400.

The Company’s expenses decreased from $1,924,073 during the nine months ended September 30, 2014 to $1,142,833 during the nine months ended September 30, 2015. The decrease was mainly attributable to fluctuations in foreign exchange (2015: ($259,844); 2014: $108,175), as well as decreases in management fees (2015: $129,077; 2014: $213,894), office and administrative expenses (2015: $128,789; 2014: $189,813), professional fees (2015: $56,750; 2014: $106,943), rent (2015: $112,437; 2014: $162,433), salaries, wages and benefits (2015: $651,910; 2014: $791,663), travel expenses (2015: $15,456; 2014: $78,801) and advertising and promotion expenses (2015: $2,107; 2014: $8,171), which were offset in part by an increase in consulting fees (2015: $137,329; 2014: $46,273), filing fees (2015: $17,358; 2014: $4,606) and inventory costs (2015: $37,298; 2014: $33,019).

Net loss decreased by $763,091 from $1,876,944 during the nine months ended September 30, 2014 to $1,113,853 during the nine months ended September 30, 2015. The decrease in net loss was mainly due to the decrease in total expenses (as described in the previous paragraph). Expenses decreased mainly because (1) the Company’s debts are held mostly in Canadian dollars which resulted in a foreign exchange gain due to the drop in the value of the Canadian dollar during the period in question; (2) the suspension of dividends on preferred shares effective July 1, 2015; and (3) the general reduction in expenses throughout the Company during the nine months ended September 30, 2015.

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

The Company has generated minimal revenues since incorporation and it does not have any real property interests. The following table sets out the components of the Company’s general and administrative expenses for the nine months ended September 30, 2015 as compared to the nine months ended September 30, 2014:

	Nine months ended September 30, 2015 (unaudited) ($)	Nine months ended September 30, 2014 (unaudited) ($)
Advertising and promotion	2,107	8,171
Amortization	9,324	23,927
Consulting fees	137,329	46,273
Filing fees	17,358	4,606
Foreign exchange	(259,844)	108,175
Interest and bank charges	104,842	156,355
Inventory costs	37,298	33,019
Management fees	129,077	213,894
Office and administrative	128,789	189,813
Professional fees	56,750	106,943
Rent	112,437	162,433
Salaries, wages and benefits	651,910	791,663
Travel	15,456	78,801
Total Expenses	1,142,833	1,924,073

LIQUIDITY AND CAPITAL RESOURCES

The following table sets out the components of the Company’s liquidity and capital resources at September 30, 2015 as compared to December 31, 2014:

	As at September 30, 2015 (unaudited) ($)	December 31, 2014 (audited) ($)
Cash	132,302	129,319
Working capital (deficit)	(7,584,543)	(6,488,422)
Total assets	517,043	613,603
Total liabilities	7,971,979	7,078,568

Anticipated Cash Requirements

The Company anticipates that it will incur the following expenses over the next twelve months:

1.	$300,000 for procurement of Waterfillz® and Mobile Phone Charging and Interactive Kiosks to fulfill customer orders;

2.	$200,000 for office and warehouse facilities rent; and

3.	$1,000,000 for other operating expenses.

The Company has reduced its annual minimum requirement of cash to carry out its plan of operations from an amount of approximately $2 million to an amount of approximately $1,500,000, exclusive of any acquisition or development costs. This amount may increase if the Company investigates or carries out any prospective investment or business opportunity. The Company does not have sufficient working capital to enable it to carry out its stated plan of operations over the next twelve months. As a result, the Company plans to complete private placement sales of its common shares or of convertible debenture units that are capable of conversion into common shares in order to raise the funds necessary to pursue its plan of operations and to fund its working capital requirements. There is no assurance that we will be successful in completing any private placement financings.

Operating Activities

Operating activities used cash of $400,096 during the nine months ended September 30, 2015 as compared to using cash of $47,028 during the nine months ended September 30, 2014.  This increase in cash used of $353,068 was primarily due to reductions in funding from related parties offset by a decrease in operating expenses.

Investing Activities

During the nine months ended September 30, 2015, investing activities used cash of $29,949 compared to $33,179 for the nine months ended September 30, 2014.

Financing Activities

During the nine months ended September 30, 2015, the Company received $433,028 from loans payable under subscription agreements with respect to the pending issuance of convertible debenture units, compared to $nil for the nine months ended September 30, 2014.

Going Concern

Due to the uncertainty of our ability to meet our current operating and capital expenses, in their report on our annual financial statements for the year ended December 31, 2014, our independent auditors included an explanatory paragraph regarding concerns about our ability to continue as a going concern. There is substantial doubt about our ability to continue as a going concern as the continuation of our business is dependent upon our achieving a profitable level of operation. The issuance of additional equity securities by us could result in a significant dilution in the equity interests of our current shareholders, and obtaining debt financing, assuming such financing would be available, will increase our liabilities and future cash commitments.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no significant off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on its financial condition, changes in financial position, revenues and expenses, results of operations, liquidity, capital expenditures or capital resources that are material to shareholders.

RELATED PARTY TRANSACTIONS

During the nine month period ended September 30, 2015, the Company carried out a number of transactions with related parties in the normal course of business. These transactions were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties.

The following are related party transactions and amounts owing that are not otherwise disclosed elsewhere:

▪
we paid management fees of US$129,077 (2014: US$172,768) to companies controlled by officers of our company and salaries of $35,595 (2014: $nil) to a spouse of an officer of the Company for the nine months ended September 30, 2015.

▪	we recorded stock-based compensation of $123,882 (2014: $37,216) as consulting fees paid to directors and officers for the nine months ended September 30, 2015’

▪
as of September 30, 2015, amounts owing to related parties consisted of $6,602,322 (December 31, 2014: $6,340,101) owed to Ross Tocher, our President, Chief Executive Officer and controlling shareholder, and R.J. Tocher Holdings Ltd., a company controlled by Mr. Tocher;

▪
as of September 30, 2015, the Company had recorded in accounts payable and accrued liabilities: (i) $7,055 (December 31, 2014: $16,292) owed to BK Petersen Holdings Ltd., a company controlled by Brian Petersen, (ii) $5,879 (December 31, 2014: $nil) owed to KII Management Inc., a company controlled by Kevin Kortje, (iii) $3,702 (December 31, 2014 - $nil) owed to Brian Peterson, and (iv) $906 (December 31, 2014: $nil) owed to Peter Nieforth. The amounts owed are unsecured, non-interest bearing and due on demand;

▪
during the nine months ended September 30, 2015, Mr. Tocher advanced $186,650 and other directors advanced an aggregate of $246,378 to the Company. At September 30, 2015, the advances are unsecured, non-interest bearing and due on demand. The Company intends to settle the loans through the issuance of convertible debentures; and

▪
during the three months ended September 30, 2015, we issued 300,000 stock options to Corinne Tocher, a director of the Company, and 1,000,000 stock options to Peter Nieforth, the Chief Operating Officer of the Company, each of which is exercisable, subject to vesting, into one Share at a price of $0.20 per Share until expiry.

These transactions were in the normal course of operations. Neither we, nor any of our subsidiaries, have made any loans to or for the benefit of any associates, major shareholders, key management personnel, or their families or related companies.

PROPOSED TRANSACTIONS

Other than as set forth below, the Company has no proposed transaction as of the date of this MD&A.

On August 5, 2015, the Company announced a private placement financing of convertible debentures to raise gross proceeds of up to CAD$3,000,000. The debentures are expected to be secured by a charge over all of the assets of the Company and its wholly-owned subsidiary, Qeyos, to bear interest at the rate of 10% per annum, and to have a maturity date of three years from the date of issuance. The debentures will be convertible, at the option of the holder, into common shares of the Company at an expected conversion price of CAD$0.20 per share, subject to adjustment. In addition, it is expected that 20% of the proceeds received by the Company from the sale of each debenture will be placed in a segregated escrow bank account by the Company, to be used solely to pay interest payable per annum on the principal amount of such debenture, unless waived by the applicable subscriber.

The financing is expected to close in multiple tranches, with the first tranche now expected to close on or about November 15, 2015. At September 30, 2015, the Company had received proceeds of CAD$250,000 from the President of the Company, CAD$30,000 from a director of the Company and CAD$300,000 from another director of the Company.

RECENT ACCOUNTING PRONOUNCEMENTS.

In June 2011, the FASB issued Accounting Standards Update No. 2011-05, “Presentation of Comprehensive Income” (“ASU No. 2011-05”), which improves the comparability, consistency, and transparency of financial reporting and increases the prominence of items reported in Other Comprehensive Income (“OCI”) by eliminating the option to present components of OCI as part of the statement of changes in stockholders’ equity. The amendments in this standard require that all nonowner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. Subsequently in December 2011, the FASB issued Accounting Standards Update No. 2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income” (“ASU No. 2011-12”), which indefinitely defers the requirement in ASU No. 2011-05 to present on the face of the financial statements reclassification adjustments for items that are reclassified from OCI to net income in the statement(s) where the components of net income and the components of OCI are presented. The amendments in these standards do not change the items that must be reported in OCI, when an item of OCI must be reclassified to net income, or change the option for an entity to present components of OCI gross or net of the effect of income taxes. The amendments in ASU No. 2011-05 and ASU No. 2011-12 are effective for interim and annual periods beginning after December 15, 2011 and are to be applied retrospectively. The adoption of the provisions of ASU No. 2011-05 and ASU No. 2011-12 did not have a material impact on the Company’s consolidated financial position or results of operations.

In September 2011, the FASB issued Accounting Standards Update No. 2011-08, “Testing Goodwill for Impairment” (“ASU No. 2011-08”), which allows entities to use a qualitative approach to test goodwill for impairment. ASU No. 2011-08 permits an entity to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If it is concluded that this is the case, it is necessary to perform the currently prescribed two-step goodwill impairment test. Otherwise, the two-step goodwill impairment test is not required. ASU No. 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The adoption of the provisions of ASU No. 2011-08 did not have a material impact on the Company’s consolidated financial position or results of operations.

RISK FACTORS

Much of the information included in this MD&A includes or is based upon estimates, projections or other “forward-looking statements”. Such forward-looking statements include any projections or estimates made by our company and our management in connection with our business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Such estimates, projections or other forward-looking statements involve various risks and uncertainties as outlined below. We caution the reader that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other forward-looking statements.

Our common shares are considered speculative. You should carefully consider the following risks and uncertainties in addition to other information in this MD&A in evaluating our company and our business before purchasing any shares of our company.  Our business, operating results and financial condition could be harmed due to any of the following risks.

Risks Relating to our Business

We currently do not generate significant revenue from operations and, as a result, we face a high risk of business failure.

We have generated minimal revenues from our planned operations to date. Our ability to generate revenues from planned advertising sales depends largely on our ability to provide a large interactive network of digital kiosks and digital TV screens that show our programs in high traffic locations at trade-show exhibitions, large retail stores and shopping malls, hotels and other locations. This, in turn, requires that we obtain specialized broadcast interactive television (“micro-broadcast”) contracts or concession rights contracts in order to operate our business. In order to generate significant revenues, we will incur substantial expenses in the development of our business. We therefore expect to incur significant losses in the foreseeable future. We recognize that if we are unable to generate significant revenues from our activities, our entire business may fail. There is no history upon which to base any assumption as to the likelihood that we will be successful in our plan of operation, and we can provide no assurance to investors that we will generate material operating revenues or achieve profitable operations in the future.

If we are not able to effectively protect our intellectual property, our business may fail.

Our success is dependent on our ability to protect and develop our technology; however, we have not yet obtained any patents or trademarks other than our U.S. trade names “Qwick Media” and “Qwick Deal”. The registration of our U.S. trade-name “Qwick Media” was completed on September 20, 2011 under registration number 4,029,739. The registration of our trade name “Qwick Deal” was completed in the United States on January 20, 2015 under registration number 4,673,680. In addition, on March 30, 2012, we applied under reference number 2065-100 for the Canadian registration of the trade name “Qwick Deal”, which application is pending. If we are unable to secure trademark and patent protection for our intellectual property in the future, or that protection is inadequate for future products, our business may be materially adversely affected. Further, there is no assurance that our interactive kiosks and displays or other aspects of our business do not or will not infringe upon patents, copyrights or other intellectual property rights held by third parties. Although we are not aware of any such claims, we may become subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives. In addition, we may incur substantial expenses and diversion of management time in defending against these third-party infringement claims, regardless of their merit. Successful infringement or licensing claims against us may result in substantial monetary liabilities, which may materially and adversely disrupt our business.

Our limited operating history may not provide an adequate basis to judge our future prospects and results of operations.

Our limited operating history may not provide a meaningful basis for readers to evaluate our business, financial performance and prospects. It is also difficult to evaluate the viability of our plan to implement an interactive digital media micro-broadcast network and other advertising media dedicated to the digital out-of-home (“DOOH”) advertising sector because we do not have sufficient experience to address the risks frequently encountered by early stage companies using new forms of advertising media and entering new and rapidly evolving markets. It may be difficult for readers to evaluate our senior management team and their effectiveness, on an individual or collective basis, and their ability to address future challenges to our business.

If advertisers or the viewing public do not accept, or lose interest in, our planned interactive digital media network, we may be unable to generate sufficient cash flow from our operating activities, and our prospects and results of operations could be negatively affected.

The market for interactive digital media networks in North America is relatively new and its potential is uncertain. Our success depends on the acceptance of our interactive digital media network by advertising clients and agencies and their continuing and increased interest in this medium as a component of their advertising strategies. If we are not able to adequately track consumer responses to our programs, in particular tracking the demographics of consumers most receptive to interactive advertising, we will not be able to provide sufficient feedback and data to existing and potential advertising clients to help us generate demand and determine pricing. Without improved market research, advertising clients may reduce their use of interactive advertising and instead turn to more traditional forms of advertising that have more established and proven analytical methods of tracking effectiveness. If a substantial number of advertisers lose interest in advertising on our planned micro-broadcast digital media networks for these or other reasons, or become unwilling to purchase advertising time slots on our planned network, we will be unable to generate sufficient revenues and cash flow to operate our business, and our revenues, prospects and results of operations could be negatively affected.

We may depend on third-party program producers to provide the non-advertising content that we include in our interactive programs. Failure to obtain high-quality content on commercially reasonable terms could materially reduce the attractiveness of our micro-broadcast network, harm our reputation and cause our planned revenues to be unrealized or to decline.

We are planning for the majority of our interactive digital kiosks and TV screens to mix advertising and non-advertising content. We do not produce or create any of the non-advertising content included in our programs. All of the non-advertising content is provided by third-party content providers, such as local television stations and television production companies. There is no assurance that we will be able to obtain non-advertising content on satisfactory terms, or at all. If we fail to obtain a sufficient amount of high-quality content on a cost-effective basis, advertisers may find advertising on our micro-broadcast networks unattractive and may not wish to purchase advertising time slots on our network, which would materially and adversely affect our ability to generate revenues from our advertising time slots and cause our revenues to decline and our business and prospects to deteriorate.

Because we may rely on third-party agencies to help source advertising clients, our failure to retain key third-party agencies or attract additional agencies on favorable terms could materially and adversely affect our revenue growth.

We plan to engage third-party agencies to assist us in sourcing advertising clients from time to time. We do not have any long-term or exclusive agreements with these agencies, and cannot assure that we will obtain or continue to maintain favorable relationships with them. If we fail to obtain and retain key third-party agencies or attract additional agencies, we may not be able to secure or retain advertising clients or attract new advertisers or advertising agency clients, and our business and results of operations could be materially adversely affected.

Because we may be dependent on a limited number of customers for a significant portion of our revenues, we may be vulnerable to the loss of major customers or delays in payments from these customers.

Given our limited operating history and the rapid growth of our industry, we may be dependent on a small number of customers. If we fail to sell our services to one or more key customers in any particular period, or if a large customer purchases less of our services or fails to purchase additional advertising time on our micro-broadcast networks, our revenues could be unrealized or could decline and our operating results could be adversely affected. In addition, the dependence on a small number of customers could leave us more vulnerable to delays in payments from these customers. If one of our larger customers is significantly delinquent with their payments, our financial condition may be materially and adversely affected.

We face significant competition in the global advertising industry, and if we do not compete successfully against new and existing competitors in North America and China, we may lose our market share, and our intended profitability may be adversely affected.

We face significant competition in the global advertising industry. We compete for advertising clients primarily on the basis of network size and coverage, location, price, the quality of our programs, the range of services that we offer and brand recognition. Significant competition could reduce our planned operating margins and profitability and result in a loss of intended market share. Some of our existing and potential competitors may have competitive advantages, such as significantly greater brand recognition, financial, marketing or other resources, and may be able to mimic and adopt our business model. In addition, several of our competitors have significantly larger advertising networks than we do, which gives them an ability to reach a larger number of overall potential consumers and which make them less susceptible to downturns in particular sectors, such as the interactive sector. Moreover, significant competition will provide advertisers with a wider range of media and advertising service alternatives, which could lead to lower prices and decreased revenues, gross margins and profits. We cannot assure you that we will be able to successfully compete against new or existing competitors.

Future acquisitions may have an adverse effect on our ability to manage our business.

We may acquire businesses, technologies, services or products which are complementary to our core interactive digital media network business. Future acquisitions may expose us to potential risks, which could have a material and adverse effect on our ability to manage our business, our revenues and net income. Further, we may need to raise additional debt funding or sell additional equity securities to make such acquisitions. The raising of additional debt funding by us, if required, would result in increased debt service obligations and could result in additional operating and financing covenants, or liens on our assets, that would restrict our operations, and the sale of additional equity securities could result in additional dilution to our shareholders.

Our quarterly and annual operating results are difficult to predict and may fluctuate significantly from period to period in the future.

Our quarterly and annual operating results are difficult to predict and may fluctuate significantly from period to period based on consumer spending and advertising trends in North America. As a result, period-to-period comparisons of our operating results may be unreliable as an indication of our future performance.

We may be subject to, and may expend significant resources in defending against, government actions and civil suits based on the content we provide through our interactive digital media network.

Civil claims may be filed against us for fraud, defamation, subversion, negligence, copyright or trademark infringement or other violations due to the nature and content of the information displayed on our network. If consumers find the content displayed on our network to be offensive, customers may seek to hold us responsible for any consumer claims or may terminate their relationships with us. Offensive and objectionable content and legal standards for defamation and fraud are defined in North America, but we may not be able to properly screen out unlawful content. In addition, if the security of our content management system is breached and unauthorized images, text or audio sounds are displayed on our network, viewers or the government may find these images, text or audio sounds to be offensive, which may subject us to civil liability or government censure despite our efforts to ensure the security of our content management system. Any such event may also damage our reputation. If our advertising viewers do not believe our content is reliable or accurate, our business model may become less appealing to viewers and our advertising clients may be less willing to place advertisements on our planned network.

We do not have any business liability, disruption or litigation insurance, and any business disruption or litigation we experience might result in our incurring substantial costs and the diversion of resources.

Insurance companies offer limited business insurance products and do not, to our knowledge, offer business liability insurance suitable to management. While business disruption insurance is available, we have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. As a result, except for directors liability and fire insurance, we do not have any business liability, disruption or litigation insurance coverage for our development operations. Any business disruption or litigation may result in our incurring substantial costs and the diversion of resources.

Compliance with advertising laws and regulations may be difficult and could be costly, and failure to comply could subject us to government sanctions.

Advertising laws and regulations require advertisers, advertising operators and advertising distributors, including businesses such as ours, to ensure that the content of the advertisements they prepare or distribute are fair and accurate and are in full compliance with applicable laws. Violation of these laws or regulations may result in penalties, including fines, confiscation of advertising fees, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, government may revoke a violator’s license for advertising business operations. We endeavor to comply with applicable laws, including by requesting relevant documents from advertisers. However, we cannot assure that each advertisement that an advertiser or advertising agency client provides to us and which we include in our micro-broadcast network programs is in compliance with relevant advertising laws and regulations, or that the supporting documentation and government approvals provided to us by our advertising clients in connection with certain advertising content are complete. We cannot assure that we will be able to properly review advertising content for compliance with applicable standards.

Risks Related to Regulation of Our Business and to Our Structure

We may become, or be deemed to be, a passive foreign investment company, or PFIC, which could result in adverse United States federal income tax consequences to U.S. investors.

Based upon the past and projected composition of our income and valuation of our assets, including goodwill, we believe we were not a passive foreign investment company, or PFIC, for 2014, we do not expect to be a PFIC for 2015, and we do not expect to become one in the future. However, there can be no assurance in this regard. If we become, or are deemed to be, a PFIC, such characterization could result in adverse U.S. federal income tax consequences to U.S. investors. For example, U.S. investors would become subject to increased tax liabilities under U.S. federal income tax laws and regulations and would become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for U.S. federal income tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the then market value of our common shares, which is subject to change. We cannot assure you that we will not be a PFIC for 2015 or any future taxable year.

Uncertainties with respect to the PRC legal system could limit the legal protections available to us or result in substantial costs and the diversion of resources and management attention.

We conduct our software development business in part through Wuxi, an indirect, wholly-owned subsidiary, which is subject to PRC laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly-foreign owned companies. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform, and enforcement of these laws, regulations and rules involve uncertainties, which may limit the legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and the diversion of resources and management attention.

If the PRC government finds that the agreements that establish the structure for operating our business in the PRC do not comply with PRC governmental restrictions on foreign investment, we could be subject to severe penalties.

PRC regulations currently permit 100% foreign ownership of companies that provide software development services. Penalties for violations could include: revoking the business and operating licenses of Wuxi, our PRC subsidiary; discontinuing or restricting Wuxi’s operations; imposing conditions or requirements with which we or Wuxi may not be able to comply; requiring us or Wuxi to restructure our ownership structure or operations; or restricting or prohibiting our ability to finance our business and operations in the PRC. The imposition of any of these penalties could result in a material and adverse effect on our ability to conduct our business.

Adverse changes to the political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our services and have a material adverse effect on our competitive position.

Our business, financial condition, results of operations and prospects could be significantly affected by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including with respect to: the amount of government involvement; the level of development; the growth rate; the control of foreign exchange; and the allocation of resources. While the Chinese economy has experienced significant growth in the past 25 years, growth has been uneven both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may also have a negative effect on us. We cannot predict the future direction of political or economic reforms or the effects such measures may have on our business, financial position or results of operations. Any adverse change in the political or economic conditions in China, including changes in the policies of the PRC government or in laws and regulations in China, could have a material adverse effect on the overall economic growth of China and in the interactive advertising industry. Such developments could have a material adverse effect on our business, lead to reduction in demand for our services and materially and adversely affect our competitive position.

Fluctuations in exchange rates may have a material adverse effect on your investment.

Our reporting and functional currency is the U.S. dollar. However, a substantial portion of the expenses of our operating subsidiaries, Qeyos and Wuxi, may be denominated in the Canadian dollar or renminbi (“RMB”), the official currency of the PRC. The value of these currencies against the U.S. dollar may fluctuate and is affected by, among other things, changes in the political and economic conditions in Canada and China. Fluctuations in exchange rates, primarily those involving the U.S. dollar, may affect the relative purchasing power of our working capital and our balance sheet and earnings per share in U.S. dollars. In addition, appreciation or depreciation in the value of the foreign currencies relative to the U.S. dollar will affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect any U.S. dollar-denominated investments we may make in the future.  As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Risks Relating to our Management

Because our president controls a large percentage of our outstanding shares, he has the ability to influence matters affecting our shareholders.

Our president and chief executive officer, Ross Tocher, beneficially owns more than 40% of our issued and outstanding common shares and all of our outstanding preferred shares which also carry voting rights. As a result, he has the ability to influence matters affecting our shareholders, including the election of our directors, the acquisition or disposition of our assets, and the future issuance of securities. Because he controls such shares, investors may find it difficult to replace our management if they disagree with the way our business is being operated.

Our business depends substantially on the continuing efforts of our senior executives, and our business may be severely disrupted if we lose their services.

Our future success heavily depends upon the continued services of our senior executives and other key employees. In particular, we rely on the expertise, financial assistance and experience of our chief executive officer, Mr. Tocher. We rely on the industry expertise, experience in our business operations and sales and marketing abilities, of our senior executives and their working relationships with our employees, other major shareholders, advertising clients, micro-broadcast network sponsors and advertisers, and relevant government authorities. If one or more of our senior executives are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all. If any of our senior executives joins a competitor or forms a competing company, we may lose clients, suppliers, key professionals and staff members.

As all of our directors and officers are residents of countries other than the United States, investors may find it difficult to enforce, within the United States, any judgments obtained against our company, directors or officers.

All of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for investors to enforce within the United States any judgments obtained against our company, officers, and directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

Because our directors and officers are free to devote time to other ventures, shareholders may not agree with their allocation of time.

Our executive officers and directors devote only that portion of their time to our business which, in their judgment and experience, is reasonably required for the management and operation of our business. Management may have conflicts of interest in allocating management time, services and functions among our company and any present and future ventures which are or may be organized by our officers or directors and/or their affiliates.  Management will not be required to direct us as their sole and exclusive function, and they may have other business interests and engage in other activities in addition to those relating to us.

Our board of directors may change our operating policies and strategies without prior notice to shareholders or shareholder approval and such changes could harm our business and results of operations, and the value of our common shares.

Our board of directors has the authority to modify or waive certain of our current operating policies and strategies without prior notice and without shareholder approval. We cannot predict the effect any changes to our current operating policies and strategies would have on our business, operating results and value of our common shares. Such changes could have a material adverse effect on our financial position or otherwise.

Our Articles of Association contain provisions indemnifying our officers and directors against all costs, charges and expenses incurred by them.

Our Articles of Association contain provisions with respect to the indemnification of our officers and directors against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by them in a civil, criminal or administrative action or proceeding to which they are made a party by reason of their being or having been a director or officer of our company.

Risks Relating to Our Common Shares

If our business is unsuccessful, our shareholders may lose their entire investment.

Although shareholders will not be bound by or be personally liable for our expenses, liabilities or obligations beyond their total original capital contributions, should we suffer a deficiency in funds with which to meet our obligations, the shareholders as a whole may lose their entire investment in our company.

Our common shares are illiquid and shareholders may be unable to sell their shares.

There is currently a limited market for our common shares and we can provide no assurance to investors that a liquid market will develop. If a market for our common shares does not develop, our shareholders may not be able to re-sell the common shares that they have purchased and they may lose all of their investment. Public announcements regarding our company, changes in government regulations, conditions in our market segment and changes in earnings estimates by analysts may cause the price of our common shares to fluctuate substantially.

Investors’ interests in our company will be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.

Our constating documents currently authorize the issuance of 400,000,000 common shares with a par value of $0.001 and 100,000,000 preferred shares with a par value of $0.001. If we are required to issue any additional shares or enter into private placements to raise financing through the sale of equity securities, investors’ interests in our company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we issue any such additional shares, such issuances also will cause a reduction in the proportionate ownership and voting power of all other shareholders. Further, any such issuance may result in a change in our control.

Penny stock rules will limit the ability of our shareholders to sell their common shares.

The Securities and Exchange Commission (the “SEC”) has adopted regulations which generally define “penny stock” to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors”. The term “accredited investor” refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in, and limit the marketability of, our common shares.

The Financial Industry Regulatory Authority, or FINRA, has adopted sales practice requirements which may also limit a shareholder’s ability to buy and sell our common shares.

In addition to the “penny stock” rules described above, FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common shares, which may limit your ability to buy and sell our shares and have an adverse effect on the market for our shares.

We do not intend to pay dividends on any investment in our common shares.

We have never paid any cash dividends and currently do not intend to pay any dividends for the foreseeable future. To the extent that we require additional funding currently not provided for in our financing plan, our funding sources may prohibit the payment of a dividend. Because we do not intend to declare dividends, any gain on an investment in our company will need to come through an increase in our share price. This may never happen and investors may lose all of their investment in our company.

DISCLOSURE OF OUTSTANDING SHARE DATA

The Company’s shares are listed for trading on the Canadian Securities Exchange under the symbol “QMI” and quoted for trading on the OTC Bulletin Board under the symbol “QWIKF”. As of November 26, 2015, the share capital of the Company was as follows:

Class of Shares	Par Value	Number Authorized	Number Issued
Common	$0.001	400,000,000	71,128,456
Preferred Shares	$0.001	100,000,000(1)	2,027,945 Class A

(1)	25,000,000 preferred shares have been designated as Class A Preferred Shares.

Stock Option Plan

As at November 26, 2015, the following stock options were outstanding:

Number Outstanding	Exercise Price	Expiry Date
75,000	$0.60	November 30, 2015
1,800,000	$0.20	December 29, 2015
600,000	$0.20	April 30, 2019
300,000	$0.20	July 31, 2020
1,000,000	$0.20	September 4, 2020
3,775,000

The Company has no outstanding warrants or other securities that are convertible into Shares, other than the Class A Preferred Shares.

ADDITIONAL INFORMATION

The Company files annual and other reports and other information with Canadian securities regulatory authorities and with the SEC in the United States. The documents filed with the SEC are available to the public from the SEC’s website at http://www.sec.gov. The documents filed with Canadian securities regulatory authorities are available to the public at http://www.sedar.com.

APPROVAL

The Board of Directors of Qwick Media Inc. has approved the disclosure contained in this interim Management Discussion and Analysis.